Exhibit 99.1

MOGU Announces Unaudited Financial Results For the Six Months Ended March 31,

2022 and Fiscal Year 2022

HANGZHOU, China, June 8, 2022 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended March 31, 2022.

Mr. Chen Qi, Chairman and Chief Executive Officer of MOGU, commented, “In 2022, the Live eCommerce industry saw many changes, including an intensifying competitive environment amongst the major live platforms and harsher regulations that resulted in greater supervision of key influencers. In the meantime, COVID-19 restrictions affected the fulfillment of orders nationwide resulting in both sales volume and revenue coming in below expectations. The Gross Merchandise Value (“GMV1 ”) and revenue of MOGU decreased by 31.4% and 29.2% to RMB5,225 million (US$824.2 million) and RMB168 million (US$26.5 million) period-over-period, respectively. Despite facing multiple challenges, we proactively explored new opportunities. The acquisition of Hangzhou Ruisha Technology Co. Ltd. allowed us to expand and further utilize MOGU’s merchants’ service capabilities that we have been building over the years. Through Ruisha, we are able to reach more brands, thereby enriching our platform with more fashionable and high-quality product offerings for our users.”

“During the second half of fiscal year of 2022, our total revenues decreased by 29.2% to RMB168 million. The adjusted EBITDA and Loss from operations were negative RMB16.3 million and RMB240.3 million, compared with negative RMB18.9 million and RMB233.5 million, respectively, for the same period of fiscal year 2021. We continue to focus on optimizing our cost structure and improving our operational efficiency and expect these will result in a significant improvement in financial performance during our fiscal year 2023. We will also continue to explore new business opportunities to diversify our revenue structure.” added Ms. Qi Feng, Financial Controller.

Highlights For the Six Months Ended March 31, 2022

•	Total revenues for the six months ended March 31, 2022 decreased by 29.2% to RMB168.0 million (US$26.5 million) from RMB237.4 million during the same period of fiscal year 2021.

•

LVB associated GMV for the six months ended March 31, 2022 decreased by 23.0% period-over-period to RMB4,846 million (US$764.4 million1). LVB associated GMV for the six months ended March 31, 2022 accounted for 92.7% of our total GMV.

•	GMV for the six months ended March 31, 2022 was RMB5,225 million (US$824.2 million), a decrease of 31.4% period-over-period.

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022, which was RMB6.3393 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Financial Results For the Six Months Ended March 31, 2022

Total revenues for the six months ended March 31, 2022 decreased by 29.2% to RMB168.0 million (US$26.5 million) from RMB237.4 million during the same period of fiscal year 2021.

•

Commission revenues for the six months ended March 31, 2022 decreased by 33.1% to RMB109.9 million (US$17.3 million) from RMB164.4 million in the same period of fiscal year 2021, primarily attributable to the lower GMV due to the heightened competitive environment.

•

Marketing services revenues for the six months ended March 31, 2022 decreased by 83.4% to RMB4.9 million (US$0.8 million) from RMB29.4 million in the same period of fiscal year 2021. The decrease was primarily due to the restructuring of the Company’s business towards an LVB-focused model, which involves more business partners, including LVB hosts and their agencies, who take on a portion of our marketing and promotion functions.

•

Financing solutions revenues for the six months ended March 31, 2022 decreased by 59.0% to RMB10.4 million (US$1.6 million) from RMB25.3 million in the same period of fiscal year 2021. The decrease was primarily due to a decrease in service fee from loans to users in line with lower GMV.

•

Technology service revenues for the six months ended March 31,2022 increased by 145.3% to RMB35.7 million(US$5.6 million) from RMB14.6 million in the same period of fiscal year 2021, primarily attributable to the combination of Hangzhou Ruisha Technology Co. Ltd., (“Ruisha”), which is committed to providing brands merchants with one-stop and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement.

•	Other revenues for the six months ended March 31, 2022 increased by 88.4% to RMB7.1 million (US$1.1 million) from RMB3.8 million in the same period of fiscal year 2021.

Cost of revenues for the six months ended March 31, 2022 decreased by 16.2% to RMB74.5 million (US$11.7 million) from RMB88.8 million in the same period of fiscal year 2021, which was primarily due to decreases in the IT related expenses, payment handling costs and rental expenses.

Sales and marketing expenses for the six months ended March 31, 2022 decreased by 53.6% to RMB55.6 million (US$8.8 million) from RMB119.9 million in the same period of fiscal year 2021, primarily due to optimized spending on branding and user acquisition activities.

Research and development expenses for the six months ended March 31, 2022 decreased by 20.1% to RMB37.4 million (US$5.9 million) from RMB46.8 million in the same period of fiscal year 2021, primarily due to decreases in payroll costs as a result of headcount optimization and rental expenses.

General and administrative expenses for the six months ended March 31, 2022 decreased by 32.3% to RMB37.1 million (US$5.9 million) from RMB54.8 million in the same period of fiscal year 2021, primarily due to decreases in payroll costs as a result of headcount optimization as well as miscellaneous administrative expenses.

Amortization of intangible assets for the six months ended March 31, 2022 decreased by 14.1% to RMB168.0 million (US$26.5 million) from RMB195.6 million in the same period of fiscal year 2021.

Impairment of intangible assets for the six months ended March 31, 2022 was RMB48.9 million (US$7.7 million) from nil in the same period of fiscal year 2021. The Company provided full impairment charges for broadcasting license, domain name and insurance license intangible assets of RMB38.7 million, RMB8.1 million and RMB2.1million, respectively, for the year ended March 31, 2022, as the Company believes the future estimated economic benefit generated from these intangible assets are not considered to be sufficient to recover related net book values.

Loss from operations for the six months ended March 31, 2022 was RMB240.3 million (US$37.9 million), compared to loss from operations of RMB233.5 million in the same period of fiscal year 2021.

Net loss attributable to MOGU Inc. for the six months ended March 31, 2022 was RMB227.9 million (US$35.9 million), compared to a net loss attributable to MOGU Inc. of RMB145.3 million in the same period of fiscal year 2021.

Adjusted EBITDA2 for the six months ended March 31, 2022 was negative RMB16.3 million (US$2.6 million), compared to negative RMB18.9 million in the same period of fiscal year 2021.

Adjusted net loss3 for the six months ended March 31, 2022 was RMB12.7 million (US$2.0 million), compared to adjusted net loss of RMB25.3 million in the same period of fiscal year 2021.

Basic and diluted loss per ADS4 for the six months ended March 31, 2022 were RMB27.13 (US$4.28) and RMB27.13 (US$4.28), respectively, compared with RMB16.57 and RMB16.57, respectively, in the same period of fiscal year 2021. One ADS represents 300 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB636.3 million (US$100.4 million) as of March 31, 2022, compared with RMB803.1 million as of March 31, 2021.

Fiscal Year 2022 Financial Results

Total revenues decreased by 30.0% to RMB337.5 million (US$53.2 million) from RMB482.4 million in fiscal year 2021.

•

Commission revenues decreased by 28.8% to RMB226.7 million (US$35.8 million) from RMB318.6 million in fiscal year 2021, primarily attributable to the lower GMV due to the heightened competitive environment.

•

Marketing services revenues decreased by 74.9% to RMB17.9 million (US$2.8 million) from RMB71.3 million in fiscal year 2021. The decrease was primarily due to the restructuring of the Company’s business towards an LVB-focused model, which involves more business partners, including LVB hosts and their agencies, who take on a portion of our marketing and promotion functions.

[2]

Adjusted EBITDA represents net loss before (i) interest income, (gain)/loss from investments, net, income tax expenses/(benefits) and share of results of equity investee, impairment of goodwill and intangible assets and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[3]

Adjusted net loss represents net loss excluding (i) (gain)/loss from investments, net, (ii) share-based compensation expenses, (iii) impairment of goodwill and intangible assets, (iv)amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[4]

The company change the ADS to common share conversion ratio on March 28, 2022. The ratio changed from one (1) ADS to twenty-five (25) Class A ordinary share to the current ratio of one (1) ADS to three hundred (300) Class A ordinary shares. As a result, the company made the corresponding change to the basic and diluted loss per ADS retroactively to reflect the new ADS conversion ratio.

•

Financing solutions revenues decreased by 35.4% to RMB31.9 million (US$5.0 million) from RMB49.3 million in the same period of fiscal year 2021. The decrease was primarily due to a decrease in service fee from loans to users in line with lower GMV.

•	Technology service revenues increased by 61.6% to RMB46.1 million (US$7.3 million) from RMB28.5 million in the fiscal year 2021, primarily attributable to the combination of Ruisha.

•	Other revenues increased by 1.7% to RMB14.9 million (US$2.4 million) from RMB14.7 million in fiscal year 2021.

Cost of revenues decreased by 12.8% to RMB159.6 million (US$25.2 million) from RMB183.1 million in fiscal year 2021, which was primarily due to decreases in the IT related expenses, payment handling costs and rental expenses.

Sales and marketing expenses decreased by 35.4% to RMB148.4 million (US$23.4 million) from RMB229.8 million in fiscal year 2021, primarily due to optimized spending on branding and user acquisition activities.

Research and development expenses decreased by 20.1% to RMB82.6 million (US$13.0 million) from RMB103.5 million in fiscal year 2021, primarily due to a decrease in payroll costs as a result of headcount optimization.

General and administrative expenses decreased by 23.2% to RMB79.2 million (US$12.5 million) from RMB103.0 million in fiscal year 2021, primarily due to decreases in payroll costs as a result of headcount optimization as well as miscellaneous administrative expenses.

Amortization of intangible assets slightly decreased by 4.0% to RMB328.2 million (US$51.8 million) from RMB341.8 million in fiscal year 2021.

Impairment of goodwill and intangible assets for the year ended March 31, 2022 was RMB235.4 million (US$37.1 million), compared to nil in the fiscal year 2021, which was associated with weaker-than-expected operating results of the LVB-focused e-commerce platform reporting unit due to the continuously heightened competitive environment and the limited future economic benefit generated from these intangible assets.

Loss from operations was RMB670.5 million (US$105.8 million), compared to loss from operations of RMB428.9 million in fiscal year 2021, primarily attributable to impairment of goodwill and intangible incurred in fiscal year 2022.

Net loss attributable to MOGU Inc. was RMB639.8 million (US$100.9 million), compared to a net loss attributable to MOGU Inc. of RMB328.0 million in fiscal year 2021.

Adjusted EBITDA5 was negative RMB89.1 million (US$14.1 million), compared to negative RMB51.5 million in fiscal year 2021.

[5]

Adjusted EBITDA represents net loss before (i) interest income, (gain)/loss from investments, net, income tax expenses/(benefits) and share of results of equity investee, impairment of goodwill and intangible assets and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Adjusted net loss6 was RMB82.6 million (US$13.0 million), compared to adjusted net loss of RMB51.0 million in fiscal year 2021.

Basic and diluted loss per ADS were RMB76.17 (US$12.02) and RMB RMB76.17 (US$12.02) respectively, compared with RMB37.41 and RMB37.41, respectively, in fiscal year 2021. One ADS represents 300 Class A ordinary shares.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net loss as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, (gain)/loss from investments, net, the deferred tax impact resulting from the amortization and impairment of intangible assets, share of results of equity investees, impairment of goodwill and intangible assets, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding (gain)/loss from investments, net, impairment of goodwill and intangible assets, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items and the deferred tax impact resulting from the amortization and impairment of intangible assets, that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[6]

Adjusted net loss represents net loss excluding (i) (gain)/loss from investments, net, (ii) share-based compensation expenses, (iii) impairment of goodwill and intangible assets, (iv) amortization of intangible assets, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

MOGU INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	542,076	438,608	69,189
Restricted cash	808	809	128
Short-term investments	260,245	196,853	31,053
Inventories, net	240	79	12
Loan receivables, net	99,965	26,788	4,226
Prepayments and other current assets	77,679	55,135	8,697
Amounts due from related parties	6,061	640	101

Total current assets	987,074	718,912	113,406

Non-current assets:
Property, equipment and software, net	10,780	7,702	1,215
Intangible assets, net	426,005	89,822	14,169
Goodwill	186,504	63,460	10,011
Investments	66,382	72,120	11,377
Other non-current assets	163,111	214,964	33,910

Total non-current assets	852,782	448,068	70,682

Total assets	1,839,856	1,166,980	184,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	10,064	1,588
Accounts payable	19,938	17,950	2,832
Salaries and welfare payable	4,349	12,311	1,942
Advances from customers	77	901	142
Taxes payable	1,558	3,265	515
Amounts due to related parties	6,234	4,694	740
Accruals and other current liabilities	333,127	272,638	43,009

Total current liabilities	365,283	321,823	50,768

Non-current liabilities:
Deferred tax liabilities	17,526	12,112	1,911
Other non-current liabilities	2,151	890	140

Total non-current liabilities	19,677	13,002	2,051

Total liabilities	384,960	334,825	52,819

Shareholders’ equity
Ordinary shares	181	181	29
Treasury stock	(126,424)	(136,113)	(21,471)
Statutory reserves	3,331	3,331	525
Additional paid-in capital	9,458,643	9,471,101	1,494,029
Accumulated other comprehensive income	97,145	69,016	10,887
Accumulated deficit	(7,977,980)	(8,617,780)	(1,359,421)

Total MOGU Inc. shareholders’ equity	1,454,896	789,736	124,578

Non-controlling interests	—	42,419	6,691

Total shareholders’ equity	1,454,896	832,155	131,269

Total liabilities and shareholders’ equity	1,839,856	1,166,980	184,088

MOGU INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the year ended
	March 31,			March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	164,392	109,935	17,342	318,602	226,742	35,768
Marketing services revenues	29,376	4,882	770	71,345	17,888	2,822
Financing service	25,315	10,367	1,635	49,285	31,852	5,025
Technology service revenues	14,556	35,709	5,633	28,505	46,077	7,269
Other revenues	3,770	7,102	1,120	14,655	14,910	2,352

Total revenues	237,409	167,995	26,500	482,392	337,469	53,236
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(88,827)	(74,468)	(11,747)	(183,112)	(159,601)	(25,176)
Sales and marketing expenses	(119,933)	(55,638)	(8,777)	(229,775)	(148,410)	(23,411)
Research and development expenses	(46,822)	(37,414)	(5,902)	(103,474)	(82,641)	(13,036)
General and administrative expenses	(54,790)	(37,083)	(5,850)	(103,038)	(79,178)	(12,490)
Amortization of intangible assets	(195,574)	(167,964)	(26,496)	(341,802)	(328,154)	(51,765)
Impairment of goodwill and intangible assets	—	(48,890)	(7,712)	—	(235,394)	(37,132)
Other income, net	35,035	13,117	2,069	49,885	25,427	4,011

Loss from operations	(233,502)	(240,345)	(37,915)	(428,924)	(670,482)	(105,763)
Interest income	9,177	6,902	1,089	19,601	13,903	2,193
Gain/(loss) from investments, net	86,497	(7,590)	(1,197)	86,497	232	37

Loss before income tax and share of results of equity investees	(137,828)	(241,033)	(38,023)	(322,826)	(656,347)	(103,533)
Income tax (expenses)/benefits	(7,531)	12,797	2,019	(5,181)	14,512	2,289
Share of results of equity investee, net of tax	36	(121)	(19)	36	(539)	(85)

Net loss	(145,323)	(228,357)	(36,023)	(327,971)	(642,374)	(101,329)
Net loss attributable to non-controlling interests	—	(483)	(76)	—	(2,574)	(406)

Net loss attributable to MOGU Inc.	(145,323)	(227,874)	(35,947)	(327,971)	(639,800)	(100,923)

Net loss	(145,323)	(228,357)	(36,023)	(327,971)	(642,374)	(101,329)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(33,834)	(6,744)	(1,064)	(72,993)	(17,400)	(2,745)
Unrealized securities holding losses, net of tax	(28,967)	(516)	(81)	(31,658)	(10,729)	(1,692)

Total comprehensive loss	(208,124)	(235,617)	(37,168)	(432,622)	(670,503)	(105,766)
Total comprehensive loss attributable to non-controlling interests	—	(483)	(76)	—	(2,574)	(406)

Total comprehensive loss attributable to MOGU Inc.	(208,124)	(235,134)	(37,092)	(432,622)	(667,929)	(105,360)

Net loss per share attributable to ordinary shareholders
Basic	(0.06)	(0.09)	(0.01)	(0.12)	(0.25)	(0.04)
Diluted	(0.06)	(0.09)	(0.01)	(0.12)	(0.25)	(0.04)
Net loss per ADS*
Basic	(16.57)	(27.13)	(4.28)	(37.41)	(76.17)	(12.02)
Diluted	(16.57)	(27.13)	(4.28)	(37.41)	(76.17)	(12.02)
Weighted average number of shares used in computing net loss per share
Basic	2,630,463,575	2,520,103,689	2,520,103,689	2,630,425,361	2,519,948,060	2,519,948,060
Diluted	2,630,463,575	2,520,103,689	2,520,103,689	2,630,425,361	2,519,948,060	2,519,948,060
Share-based compensation expenses included in:
Cost of revenues	1,215	631	100	2,464	1,872	295
General and administrative expenses	6,937	3,121	492	14,475	6,789	1,071
Sales and marketing expenses	2,795	1,143	180	5,416	3,905	616
Research and development expenses	2,320	(352)	(56)	3,940	(108)	(17)

MOGU INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the year ended
	March 31,			March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(37,950)	(40,881)	(6,449)	(77,931)	(114,409)	(18,048)
Net cash provided by/(used in) investing activities	34,173	(35,511)	(5,602)	(96,663)	13,947	2,200
Net cash (used in)/provided by financing activities	(16,618)	8,815	1,391	(119,249)	450	71
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(9,223)	(861)	(135)	(20,647)	(3,455)	(544)
Net decrease in cash and cash equivalents and restricted cash	(29,618)	(68,438)	(10,795)	(314,490)	(103,467)	(16,321)
Cash and cash equivalents and restricted cash at beginning of period	572,502	507,855	80,112	857,374	542,884	85,638
Cash and cash equivalents and restricted cash at end of period	542,884	439,417	69,317	542,884	439,417	69,317

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the six months ended			For the year ended
		March 31			March 31,
		2021	2022		2021	2022
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(145,323)	(228,357)	(36,023)	(327,971)	(642,374)	(101,329)
Add:	Share of result of equity investee	(36)	121	19	(36)	539	85
Add:	(Gain)/loss from investments, net	(86,497)	7,590	1,197	(86,497)	(232)	(37)
Add:	Income tax expenses/(benefits)	7,531	(12,797)	(2,019)	5,181	(14,512)	(2,289)
Less:	Interest income	(9,177)	(6,902)	(1,089)	(19,601)	(13,903)	(2,193)

	Loss from operations	(233,502)	(240,345)	(37,915)	(428,924)	(670,482)	(105,763)
Add:	Impairment of goodwill and intangible assets	—	48,890	7,712	—	235,394	37,132
Add:	Share-based compensation expenses	13,267	4,543	716	26,295	12,458	1,965
Add:	Amortization of intangible assets	195,574	167,964	26,496	341,802	328,154	51,765
Add:	Depreciation of property and equipment	5,744	2,599	410	9,327	5,396	851

	Adjusted EBITDA	(18,917)	(16,349)	(2,581)	(51,500)	(89,080)	(14,050)

	Net loss	(145,323)	(228,357)	(36,023)	(327,971)	(642,374)	(101,329)
Add:	(Gain)/loss from investments, net	(86,497)	7,590	1,197	(86,497)	(232)	(37)
Add:	Share-based compensation expenses	13,267	4,543	716	26,295	12,458	1,965
Add:	Impairment of goodwill and intangible assets	—	48,890	7,712	—	235,394	37,132
Add:	Amortization of intangible assets	195,574	167,964	26,496	341,802	328,154	51,765
Less:	Adjusted for tax effects	(2,322)	(13,291)	(2,097)	(4,644)	(15,963)	(2,518)

	Adjusted net loss	(25,301)	(12,661)	(1,999)	(51,015)	(82,563)	(13,022)